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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

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RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 27,
2003

          On June 27, 2003, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: June 27, 2003

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June 27, 2003

To The Shareholders

From: Representative Director and President
      Norio Wada
      Nippon Telegraph and Telephone Corporation

Re:   Resolutions adopted at the 18th Ordinary General Meeting of Shareholders

This is a notice on the matters resolved at the 18th Ordinary General Meeting of Shareholders held today.

Matters presented: The business report, balance sheet and statement of income for the 18th fiscal year (from April 1, 2002 to March 31,
                   2003)

Matters resolved:
    First Item     Approval of proposed appropriation of unappropriated retained earnings for the 18th fiscal year

                   It was resolved as proposed that an interim dividend of
                   (Yen)2,500 per share will be paid.

    Second Item    Repurchase of own shares

                   It was resolved as proposed that, in accordance with Article 210 of the Commercial Code of Japan, between the close of this Ordinary General Meeting of Shareholders and the next Ordinary General Meeting of Shareholders, the Company is authorized to acquire a maximum of 200,000 shares of its common stock for a total acquisition cost not exceeding
                   (Yen)100 billion.

    Third Item     Partial Modifications to the Articles of Incorporation

                   It was resolved that the following proposed changes are to be made to the Articles of Incorporation:
                   (1) In accordance with Article 212 of the Commercial Code of
                       Japan, the Company cancelled 202,145 shares of treasury stock during the 18th fiscal year. In line with this action, the proposed change takes steps to specify the stipulation concerning the total number of shares.
                   (2) The Law Amending The Commercial Code, Etc. (Law No. 44 of
                       2002) established a new system of nullification procedure for share certificates. In line with this amendment, the proposed change takes steps to specify the necessary stipulations concerning the share handling regulations and the transfer agent.

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                   (3) Pursuant to amendments made under the Law Amending The
                       Commercial Code, Etc. (Law No. 44 of 2002), the proposed change takes steps to specify the stipulation concerning the method of making resolutions to ensure that such quorum requirement for special resolution can be more consistently satisfied.
                   (4) Under the current Articles of Incorporation, the maximum number of statutory auditors is fixed at four. The Company proposed to raise this number by one, to five, so as to strengthen and improve auditing systems. In line with this action, the proposed change takes steps to specify the stipulation concerning the number of statutory auditors.
                   (5) Pursuant to amendments made under the Law Amending The
                       Commercial Code and The Law of Special Exceptions to The Commercial Code regarding Corporate Auditing (Law No. 149 of 2001), the proposed change takes steps to specify the stipulation concerning the term of office of statutory auditors.

    Forth Item     Election of five Corporate Auditors

                   It was resolved as proposed that the following five persons were elected as Corporate Auditors: Messrs. Takao Nakajima, Masao Iseki, Yoshio Miwa, Keisuke Sada and Yasuchika Negoro. Messrs. Takao Nakajima and Yasuchika Negoro are outside Corporate Auditors selected in accordance with Item 1 of
                   Article 18 of the Law of Special Exceptions to The Commercial Code regarding Corporate Auditing.

    Fifth Item     Presentation of retirement allowance to retiring Corporate
                   Auditor

                   It was resolved as proposed that a retirement allowance will be given in accordance with the Company's regulations and at an appropriate level for services rendered by Mr. Hideaki Toda, who retired at the close of this Ordinary General Meeting of Shareholders, and that decisions as to amount to be made in, time and method of payment of such monetary award are trusted to consultation with Corporate Auditors.

Notes:
1. The above resolved items 1, 2, and 4 were also approved by the Minister of Public Management, Home Affairs, Posts and Telecommunications today in accordance with the Law Concerning Nippon Telegraph and Telephone Corporation, Etc.
2. After this Ordinary General Meeting of Shareholders, Messrs. Takao Nakajima, Masao Iseki and Yoshio Miwa were elected as full-time Corporate Auditors by the Corporate Auditors.

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Payment for the 18th fiscal year interim dividends

1. Please find enclosed the "Statement for the 18th fiscal year interim dividends" and "Account Details for payment of the interim dividends" for those shareholders wish to specify financial institutions for dividends transfer.
2. For other shareholders, please find enclosed the "Payment to the postal transfer account" and collect your dividends at your nearby post office as soon as possible.